EXCLUSIVE SUPPLIER AGREEMENT

This EXCLUSIVE SUPPLIER AGREEMENT (the "Agreement") is made and entered into as of June 2, 2013, by and between BJK GLOVAL LTD., a Bangladesh Corporation whose address is Gulfeshan Plaza, Suite No-(M9Floor), 8 Shahid Sangbadik Selina Parvin, Road-Baro Mogbazar, Dhaka-1217, Bangladesh ("BJK") and TOA Shoko Japan Co., Ltd., a Japan Corporation whose address is 1-1-36, Nishiawasi, Higashiyodogawa-ku, Osaka-shi, Osaka 533-0031, Japan ("TOA-Japan").

WITNESSETH:

WHEREAS, BJK controls and manages national construction projects, manufacturing projects and projects of development of infrastructure in Republic of Bangladesh ("Projects");

WHEREAS, TOA-Japan desires an exclusive right to supply materials and equipments ("Materials") for the Projects to BJK, and BJK desires to purchase Materials for the Projects which BJK is unable to procure domestically in Bangladesh from TOA-Japan;

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, and intending to be legally bound hereby, the parties mutually agree as follows:

1. Appointment

BJK and TOA-Japan agree that BJK shall purchase Materials for the Projects exclusively which BJK is unable to procure domestically in Bangladesh from TOA-Japan, in accordance with the terms of the Projects Plan which shall be determined by BJK separately.

2. Materials

Materials covered under this Agreement shall expressly be confined to materials and equipments for the Projects which BJK is unable to procure domestically in Bangladesh.

3. Ordering

3-1. Quotation. BJK shall request the supply of Materials to TOA-Japan by submitting a written request identifying Materials ordered, requested delivery date(s) and other information. TOA-Japan shall examine the BJK's request and provide the quotation which includes price, delivery date(s) and required information

3-2. Ordering. If TOA-Japan's quotation is accepted by BJK, BJK shall order Materials to TOA-Japan by submitting a written purchase order identifying Materials ordered, requested delivery date(s) and any other information required to enable BJK to fill the order. All orders for Materials are subject to acceptance by BJK. BJK shall have no liability to TOA-Japan with respect to purchase orders which are not accepted; provided, however, that BJK will not unreasonably reject any purchase order for Materials that meets the requirements and that does not request any modifications or additions to Materials.



4. BEST EFFORTS

4-1. TOA-Japan to use best efforts. TOA-Japan agrees, for the term of and subject to the provisions of the term of this Agreement, to use its best efforts that BJKs can consume Materials for the Projects more effectively.

4-2. BJK to use best efforts. BJK agrees, for the term of and subject to the provisions of the term of this Agreement, to use its best efforts to share detailed information of the plan and progress of the Projects.4-1. TOA-Japan to use best efforts. TOA-Japan agrees, for the term of and subject to the provisions of the term of this Agreement, to use its best efforts to use or consume Materials to the maximum number of BJKs for the Projects with TOA-Japan..

5. Individual Contract

Each individual contract under this Agreement shall be subject to this Agreement; kind of Materials, quantities, prices, and shipments for Materials shall be confirmed on each transaction.

6. Duration

This Agreement shall be valid and remain in force for a period of three (3) years commencing from the date appearing first above written upon the signing of both BJK and TOA-Japan and shall remain in force by mutual agreement between BJK and TOA-Japan.

7. Termination

Each party may terminate this Agreement by three (3) months notice in advance to the other party.

8. Confidentiality

All information exchanged, acquired and shared in connection with the Projects under this Agreement shall be kept in strict confidence and shall not divulged to any third party without prior consent in writing of the other party unless otherwise the same has already been in public domain. The only exception, however, shall be the disclosures forced by the laws, orders or regulations of Governments or Organizations having the necessary authorities and such disclosures shall not be deemed to constitute a violation of this Article under this Agreement..

9. Arbitration

All disputes arising out of the performance of, or relating to this Agreement, shall be settled amicably through negotiation. In case no settlement can be reached through negotiation, the case shall be finally settled by arbitration to be held in Bangladesh as per the laws of the country. The award rendered by the arbitrator(s) shall be final and binding upon both parties.

10. Entire Agreement



This Agreement, including all Exhibits and appendices hereto, supersedes and cancels any previous agreements or understandings, whether oral, written or implied, heretofore in effect and sets forth the entire agreement between BJK and TOA-Japan with respect to the subject matter hereof.

11. Severability

In the event that any provision of this Agreement is held by a court of competent jurisdiction to be void, such void provision shall be considered as excised from this Agreement which shall otherwise remain in full force.

12. Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement.

BJK:
Signed by

____

Mahabubul Haque
Managing Director
BJK Global Ltd.

TOA-Japan:
Signed by

HAJIME ABE

Hajime Abe
President
TOA Shoko Japan Co., Ltd.